UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

Bingo.com, Ltd.
 (Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

G11152108
 (CUSIP Number)

April 10, 2014

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

(1)     NAMES OF REPORTING PERSONS                                         TRYON M. WILLIAMS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                N/ A

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                                                                        (a)  [X]
                                                                                                                        (b)  [ ]

     (3)    SEC USE ONLY

     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION                        ANGUILLA, B. W. I.

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. SOLE VOTING POWER	20,174,174
	6. SHARED VOTING POWER	24,071,005
	7. SOLE DISPOSITIVE POWER	20,174,174
	8. SHARED DISPOSITIVE POWER	24,071,005

     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     20,174,174 SHARES HELD DIRECTLY &

                                                    3,896,831 HELD BY BINGO, INC. OF WHICH MR. WILLIAMS IS A POTENTIAL BENEFICIARY OF SEVERAL DISCRETIONARY TRUSTS THAT HOLD APPROXIMATELY 80% OF BINGO, INC.

     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                                                [ ]

     (11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                                                      34.57%

     (12)   TYPE OF REPORTING PERSON **                                                                         IN

ITEM 1

Item 1(a).     Name of Issuer:                                                                         Bingo.com, Ltd. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

The Issuer's principal executive offices are located at                                     Ground Floor, Hansa Bank Building,

                    Landsome Road, AI 2640,

                    The Valley, Anguilla, B.W.I.

ITEM 2

Item 2(a).     Name of Person Filing:                                                               TRYON M. WILLIAMS

Item 2(b).     Address of Principal Business Office or, if None, Residence:
                                                                                                                     SOUTH HILL VILLA

                       SOUTH HILL

                        ANGUILLA, B. W. I.

                       AI-2640

Item 2(c).     Citizenship:                                                                                 ANGUILLA, B. W. I.

Item 2(d).     Title of Class of Securities:                                                           Common Stock, no par value (the "Common Stock")

Item 2(e).  CUSIP Number:                                                                              G11152108

ITEM 3

If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)        [ ]         Broker or dealer registered under Section 15 of the Act,

(b)        [ ]         Bank as defined in Section 3(a)(6) of the Act,

(c)        [ ]         Insurance Company as defined in Section 3(a)(19) of the Act,

(d)        [ ]         Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)        [ ]         Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)        [ ]         Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

(g)        [ ]         Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)        [ ]         Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)         [ ]         Church Plan that is excluded from the definition of an investment company under

Section 3(c)(14) of the Investment Company Act of 1940,

(j)         [ ]         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4 OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)      Amount beneficially owned:

Held by Mr. Tryon M. Williams	20,174,174
Held by Bingo, Inc.	3,896,831
Total Beneficial holdings	24,071,005

        Mr. Tryon M. Williams acquired the following:

                       - 18,400 Bingo.com, Ltd. shares at $0.41 per share on the 10th of April, 2014.

                       - 200 Bingo.com, Ltd. shares at $0.41 per share on the 14th of April, 2014.

                       - 2,500 Bingo.com, Ltd. shares at $0.41 per share on the 17th of April, 2014.

                       - 300 Bingo.com, Ltd. shares at $0.41 per share on the 21st of April, 2014.

                       - 3,000 Bingo.com, Ltd. shares at $0.41 per share on the 22nd of April, 2014.

                       - 2,500 Bingo.com, Ltd. shares at $0.41 per share on the 29th of April, 2014.

                       - 60 Bingo.com, Ltd. shares at $0.41 per share on the 30th of April, 2014.

                       - 240 Bingo.com, Ltd. shares at $0.40 per share on the 30th of April, 2014.

                       - 1,250 Bingo.com, Ltd. shares at $0.44 per share on the 7th of May, 2014.

                       - 2,500 Bingo.com, Ltd. shares at $0.42 per share on the 8th of May, 2014.

                       - 11,000 Bingo.com, Ltd. shares at $0.46 per share on the 16th of May, 2014.

                       - 7,500 Bingo.com, Ltd. shares at $0.44 per share on the 19th of May, 2014.

                       - 1,000 Bingo.com, Ltd. shares at $0.44 per share on the 22nd of May, 2014.

(b)      Percent of class:                                                                                     34.57%

The percentages set forth in this Schedule 13G are calculated based on the 69,627,703 shares of Common Stock outstanding as of May 23, 2014.

(c)      Number of shares as to which the person has:.

(i)         Sole power to vote or direct the vote:                              20,174,174

(ii)        Shared power to vote or direct the vote:                         24,071,005

(iii)       Sole power to dispose or direct the disposition:               20,174,174

(iv)       Shared power to dispose or direct the disposition:           24,071,005

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]                                                                                                                                             NOT APPLICABLE

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.                                                                                                                               NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.                                                                                                                                NOT APPLICABLE

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.                                                                                                                                       NOT APPLICABLE

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.                                                 `                                                                                                                                                                                               NOT APPLICABLE

ITEM 10.  CERTIFICATION

(a)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.  [X]

  (b)   The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.                                                                                                        [ ]

  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:             May 23, 2014

SIGNATURE               /s/ T. M. Williams

NAME/TITLE              T. M. Williams (Executive Chairman)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.